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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


        ----------------------------------------------------------------
                            Westmoreland Coal Company
                                (Name of Issuer)


        ----------------------------------------------------------------
                     Common Stock, par value $2.50 per share
                         (Title of Class of Securities)


        ----------------------------------------------------------------
                                   960878 10 6
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages
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CUSIP NO. 960878 10 6                13G                       Page 2 of 5 Pages



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   1      NAME OF REPORTING PERSON - RIVERSIDE CAPITAL ADVISERS, INC.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 59-24-17036


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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]


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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                               FLORIDA

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            NUMBER OF                   5       SOLE VOTING POWER
         SHARES BENEFI-                                    1,094,828 (1)
         CIALLY OWNED BY
         EACH REPORTING
           PERSON WITH
                                  ----------------------------------------------
                                        6       SHARED VOTING POWER
                                                                   0
                                  ----------------------------------------------
                                        7       SOLE DISPOSITIVE POWER
                                                           1,094,828 (1)

                                  ----------------------------------------------
                                        8       SHARED DISPOSITIVE POWER
                                                                   0

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           1,094,828(1)
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  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                               13.58% (2)

--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
                                                                 IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 (1) Represents shares of Common Stock issuable upon conversion of 641,000 Depositary Shares at a conversion ratio of x1.7080.

 (2) Based on 6,965,328 shares of Common Stock outstanding as of February 26, 1997.

                                                               Page 3 of 5 Pages






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13G
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



ITEM 1(a)              NAME OF ISSUER:

                       The name of the issuer is Westmoreland Coal Company (the "COMPANY")

ITEM 1(b)              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       The address of the issuer's principal executive offices is 200 South Broad Street, Philadelphia, PA 19102

ITEM 2(a)              NAME OF PERSON FILING:

                       The name of the person filing this Statement is Riverside Capital Advisers, Inc.

ITEM 2(b)              ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                       The address of the principal business office of the person filing this Statement is:

                       1650 S.E. 17th Street Causeway, Suite 204
                       Fort Lauderdale, Florida 33316-1735

ITEM 2(c)              CITIZENSHIP:

                       Riverside Capital Advisers, Inc. ("RIVERSIDE") is a Florida corporation.

ITEM 2(d)              TITLE OF CLASS OF SECURITIES:

                       The title of the class of securities for which this Statement is being filed is Common Stock, $2.50 par value

ITEM 2(e)              CUSIP NUMBER:

                       The CUSIP number of the class of securities for which this Statement is being filed is 960878 10 6

ITEM 3                 TYPE OF PERSON:

                       (e) The person filing this Statement is an Investment Adviser registered under the Investment Advisers Act of 1940.
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                                                               Page 4 of 5 Pages




ITEM 4                 OWNERSHIP.

                       (a) Amount Beneficially Owned: At December 31, 1996, Riverside beneficially owned 1,094,828 shares of the Common Stock of the Company ("COMMON SHARES") as a result of its having full discretionary investment authority over thirteen (13) customer accounts to which it provides investment advisory services. Such accounts own, in the aggregate, 641,000 Depositary Shares of the Company ("DEPOSITARY SHARES"), each of which represents one quarter of a share of the Company's Series A Convertible Exchangeable Preferred Stock and is convertible into Common Shares at the conversion ratio of 1.7080 Common Shares for each Depositary Share.

                       (b) Percent of Class: 13.58% (assuming the conversion into Common Shares of all
                       Depositary Shares beneficially owned by Riverside)

                       (c) Number of shares as to which Riverside has:

                           (i)      Sole power to vote or direct the vote:
                                    1,094,828 Common Shares;

                           (ii) Shared power to vote or direct the vote: -0-Common Shares;

                           (iii) Sole power to dispose or to direct the disposition of: 1,094,828 Common Shares;

                           (iv) Shared power to dispose or to direct the disposition of: -0- Common Shares.

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable.

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Riverside beneficially owns the Common Shares reported on as a result of its having full discretionary voting authority over certain customer accounts to which Riverside provides investment advisory services. The following customer's account contains Depositary Shares convertible into more than five percent of the outstanding Common Shares: Hoechst Celanese Corp. Employee Benefit Master Trust (446,250 Depositary Shares convertible into 762,195 Common Shares).

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:


                Not Applicable.

ITEM 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not Applicable.
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                                                               Page 5 of 5 Pages


ITEM 9          NOTICE OF DISSOLUTION OF GROUP:


                Not Applicable.

ITEM 10         CERTIFICATION:

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  April 10, 1997


RIVERSIDE CAPITAL ADVISORS, INC.


By:  s/Michael Bowen
     ------------------------------
     Michael Bowen, Vice President